Exhibit 99.1

Footnotes to Form 4

(1) Represents newly-issued shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), held of record by THL Agiliti LLC (“THL Agiliti”), which were sold by the Issuer in a private placement on January 4, 2019.

(2) FS Sponsor LLC (“Sponsor”) is a member of THL Agiliti.  Voting and investment determinations with respect to the securities held by THL Agiliti listed in this report are made by unanimous consent of its members. Scott M. Sperling and Kent R. Weldon are members of Sponsor’s management committee.

(3) Each of the Reporting Persons disclaims beneficial ownership of the securities listed in this report, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for the purpose of Section 16 or for any other purpose, except to the extent of such Reporting Person’s pecuniary interest therein.

(4)  Represents shares of the Issuer’s Class F Common Stock, par value $0.0001 per share (“Class F Common Stock”), contributed by Sponsor to THL Agiliti in exchange for membership interests in THL Agiliti. Following such contribution, the shares are held of record by THL Agiliti and beneficially owned indirectly by Sponsor.

(5) Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, shares of Class F Common Stock have no expiration date and (i) are convertible into shares of Class A Common Stock at any time at the option of the holder on a one-for-one basis and (ii) will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, in each case, subject to adjustment.